INVESTOR DISCLOSURE PACKET

Alchemy Springs Partners LLC

(a Delaware limited liability company)

$3,000,000

Limited Liability Company Interests

Alchemy Springs Partners LLC

c/o Mountain Lion Ventures, LLC

2407 Harrison St, Apt 13

San Francisco, CA 94110

August 17, 2021

Revised November 5, 2021

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding or Regulation D (506(c)) must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Alchemy Springs Partners, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 03, 2021
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	2407 Harrison St, #13 San Francisco, CA 94110
Website Address	www.alchemysprings.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Anne Nickel Cannady	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Manager, Mountain Lion Ventures, LLC	**How Long:** August 03, 2021
Business Experience During Last Three Years (Brief Description)	As Alchemy Springs CEO, created the Alchemy brand and business strategy, and recruited the management team, advisors and developers on the project. Also served prior as Head of Culture and Employee Engagement at PayPal, and currently Head of Employee Experience at Fastly	
Principal Occupation During Last Three Years	Experience Design & Innovation	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** 1) PayPal 2) Fastly	**Business: 1)** Fintech 2) Content Delivery Network

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Anne Nickel Cannady

§227.201(d) – The Company's Business and Business Plan

About the vision

Built in 1894, the Sutro Baths was a large-scale communal bath house where family and friends gathered to enjoy the natural healing waters of the Pacific Ocean.[1] Over time it became a symbol of the burgeoning San Francisco metropolis with various events and exhibitions.

Inspired by the same spirit, we're planning to restore and transform an historic building listed as a contributor in the Lower Nob Hill Apartment and Hotel National Register Historic District. Our design pays homage to the original Sutro Baths, with balconies overlooking different baths surrounded by plants, art and spaces for relaxation and social events.

Called Alchemy Springs, our project is a hydrothermal spa & bathhouse inspired by biophilic design which "brings the outdoors, indoors." Designed by architect Olle Lundberg, our modern urban oasis promises to take you on a journey of the senses along winding 'riverbaths' and lush surroundings. You'll be able to experience natures' elements - from blazing steam saunas and frigid cold plunges, to a starscape moon bath and outdoor sun bath. Or you can step outside to enjoy a refreshing elixir in our greenhouse or gardens.

About the Project

Our flagship project is planned for 939 Post Street, San Francisco, an historic, 15,000 square foot masonry timber warehouse filled with natural light and built in 1919.[2] The property includes a 2,500 square foot rear parking lot which we plan to convert to a greenhouse, zen garden and outdoor dining terrace.

We're tackling the project in three phases.

Pre-Phase I is underway, and covers activities during the first three months of the lease which began on August 16, 2021. During this phase we plan to begin design and engineering , fund the lease security deposit, pay legal fees and marketing fees (to announce the project) along with some other miscellaneous items.

Phase 1 is the pre-construction and design phase, which will culminate with the delivery of a "shovel ready" project. During this phase, over an 18-month period, we're planning to complete all architectural, engineering, legal and permitting work. At the end of Phase 1, we expect to have finalized all construction documents and have obtained a fixed price construction contract and all necessary entitlements and building permits to allow construction to proceed.

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[1] https://www.nps.gov/goga/learn/historyculture/sutro-baths.htm

[2] https://www.google.com/maps/place/939+Post+St,+San+Francisco,+CA+94109/@37.7871845,-122.417256,3a,75y,188.7h,90t/data=!3m6!1e1!3m4!1sBTaBXPK7vP84Fybp4ix6Pw!2e0!7i16384!8i8192!4m5!3m4!1s0x808580915f4aa2d3:0x165eb6246d40eac!8m2!3d37.7869327!4d-122.4173046

Phase 2 is the construction and start-up phase. We expect to raise an additional $20.7 million in a second funding round to capitalize construction and open doors. Funding is planned to cover start-up costs including a six-month reserve of operating expenses in order to ramp up activities.

See "About the Finances" for further detail on the financing of these three phases.

We've signed a ten-year lease with two ten-year options that will allow us to occupy the building for a total of 30 years. We also secured an option to purchase the property within the first five years, as well a rent abatement during the first two years of the lease, from $25,000 per month down to $5,000 per month. (The landlord is accruing $20,000 in equity each month in lieu of receiving the full $25,000 in rent).

The property is located in the up-and-coming "TenderNob" neighborhood of San Francisco, located between lower Nob Hill and the Upper Tenderloin.[3] The property is accessible from multiple high-frequency bus lines, including the new Van Ness Rapid Transit line[4] which will start service in 2022. Customers who are driving can use two public parking garages located within two-and-a-half blocks of the site. Union Square is just 0.66 miles by foot, and the BART/MUNI Metro subway system is located just 0.4 miles away.[5] (The Muni Metro is the City and County of San Francisco's subway system. BART is a fixed rail commuter system that serves the greater San Francisco Bay Area.)

The property is close to many tourist attractions including the main hotel district of Union Square and the thousands of Airbnb listings.[6] There are plenty of corporate housing operators nearby including Zeus Living, Hello Landing and Blueground.[7] [8] [9] Lower Pacific Heights neighborhood is nearby as is the popular Upper Fillmore District[10] [11]

Alchemy Springs is targeted to open in the fall of 2024 and will be designed by award-winning architect Olle Lundberg of Lundberg Design, who is also an investor in the project.[12]

Spa Programming & Amenities

Alchemy is an ancient science that has been practiced throughout history by many cultures. Its original intention was to purify, transform and perfect certain objects, but later it evolved into a spiritual practice of transmutation of body, mind and spirit. Alchemy Springs' core brand is inspired by this ancient practice - our bathing amenities will incorporate the ancient alchemic elements of water, fire, air and earth to

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[3] https://sf.curbed.com/2013/12/18/10162688/curbed-cup-1st-round-3-eureka-valley-vs-14-tendernob
[4] https://www.sfmta.com/project-updates/what-van-ness-bus-rapid-transit
[5] https://unionsquareshop.com/
[6] https://news.airbnb.com/an-update-about-our-community-in-san-francisco/
[7] https://zeusliving.com
[8] https://www.hellolanding.com/
[9] https://www.theblueground.com/
[10] https://goodmigrations.com/city-guides/san-francisco/lower-pacific-heights
[11] http://www.thefillmoredistrict.com/
[12] https://www.lundbergdesign.com/

focus on the rebalancing of the inner soul. It's a modern twist on an ancient tradition, and it fits well with the modern-day revival of bathing - a tradition practiced for centuries around the world.

Spa programming is planned to include:

- Treatment rooms for massage and skincare
- Private reserved lounge for rest and small events
- Elixir Lounge & Café serving healthy grab-and-go, snacks and refreshments
- A retail boutique to purchase spa products and other small gifts
- Special Events such as soundbaths and guided meditation in the gardens

About the business model

We're planning for a maximum bath capacity of 150 people and to be open for 12-hours a day, 7 days a week and 51.5 weeks per year. The baths plus the eight planned treatment rooms are expected to drive an estimated 180 - 220 customers to the bath house each day. Income will be generated through diverse revenue streams in the programmed spaces, which allow for membership, day passes, spa treatments and massages, private events and workshops.

We are projecting annual gross revenues of $12 million with $6 million + in net operating income from these activities.

Hydrothermal spas are a high-margin business model. Unlike other 1-1 treatment-based spas with high staff to customer ratios, there's relatively low staffing in a bathhouse - a few pool and locker room attendants, maintenance and reception staff, and these numbers don't scale much as traffic increases.[13]

Highlights

- **Community-owned**. Shared ownership and shared social bathing experience.
- **Holistic approach**. Scale and breadth of hydrothermal and spa amenities.
- **Inspired by nature**. Biophilic design.
- **Equity in hand**. $750,000 previously raised.
- **Site secured**. 30-year lease has been signed.
- **Convenient location**. In central San Francisco.
- **Historic renovation**. 16,000 s.f. historic building + outdoor space.
- **Experienced operators.** Experienced, 4-star spa operators.

About the market

Bathing is undergoing a modern-day revival. The ancient ritual of 'bathing' has been practiced for centuries in cultures around the world. Across the country the established, classic Turkish, Korean and

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[13] See GWI Hydrothermal Standards, Third Edition, page 53 - https://globalwellnessinstitute.org/wp-content/uploads/2019/12/GWI_Hydrothermal_2018_US-final-updated_1125191.pdf

Russian bath houses have entered the mainstream. In addition, new trendy bathhouses are popping up in major cities across the United States and quickly expanding their footprints.[14]

In 2019, The Global Wellness Institute (GWI) reported that co-ed thermal bathing was gaining traction in the United States as younger generations sought out group wellness activities. In the same year, GWI launched an initiative declaring June 22, 'World Bathing Day' globally. This trend is also mirrored on social media networks. According to Pinterest's 2019 trend report, searches for hot springs have soared by 32 percent.[15] Some statistics worth noting include:

>   **Digital detox.** $150 million market and growing

>   **Self-care.** $450 billion market

>   **US Spa Industry.** Over $18.3 billion in 2019 breaking nine consecutive record years, and continues to experience steady growth with increases in overall revenue, locations, number of spa visits, and revenue per visit [16]

>   **Day Spa/Hydrothermal Spa Vertical**. A fast-growing segment in the US.[17] According to the Global Wellness Institute (GWI), the $56.2 billion thermal/mineral springs industry comprises 34,057 thermal/mineral springs establishments operating in 127 countries. 25% or so are higher-end establishments aimed at tourists and offering value-added spa services.[18] These more modern facilities account for 66% of overall industry revenues – the lion's share – and are enjoying revenue growth of 7.4% annually

>   **US Wellness Tourism.** $241.7 billion market in 2018 with projected expenditure of $311.3 billion by 2022, 5.2% projected annual growth rate [19]

>   **San Francisco Travel.** 26.2 million people visited the city in 2019, breaking records for 10 consecutive years, with San Francisco visitors spending $10.2 billion, up 2.7% over 2019 [20]

Our competitors include San Francisco hotels, day spas, and bathhouses. The most frequented bath houses and spaces include Kabuki Springs, Archimedes Banya, Onsen and Pearl Korean Spa (women only). The most frequented hotel spas include Nob Hill Spa, Remede @ St. Regis, Four Seasons and Vitale.

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[14] https://www.afar.com/magazine/the-urban-bathhouse-is-a-wellness-trend-we-can-get-behind

[15] https://newsroom.pinterest.com/en/post/pinterest-100-the-top-trends-for-2019

[16] https://experienceispa.com/ispamedia/news/item/record-growth-reported-in-20th-anniversary-of-the-ispa-u-s-spa-industry-study

[17] https://globalwellnessinstitute.org/press-room/press-releases/top-6-trends-in-hydrothermal-spa-wellness-experiences/

[18] https://globalwellnessinstitute.org/wp-content/uploads/2019/04/GWIWellnessEconomyMonitor2018_042019.pdf

[19] https://globalwellnessinstitute.org/wp-content/uploads/2018/11/GWI_GlobalWellnessTourismEconomyReport.pdf

[20] https://www.sftravel.com/article/san-francisco-travel-reports-tenth-year-record-breaking-tourism-levels-2019

Go to Market Strategy

We're planning a six-month PR campaign leading up to our opening, in order to pre-sell memberships, 'early access' experiences, and launch events.

We'll offer local and corporate memberships, as well as walk-in day passes for tourists and non-members. There's also a small private event space for hire on the massage treatment level with private lounges, perfect for Birthday or Bachelorette parties, custom workshops and or team retreats.

Our go-to-market strategy is to build a strong loyal local community through premium membership features and discounts with local partners and local events series. Our Community and Membership Director has relevant experience having run the Summit Series and their community as well.

For tourists, we'll establish formal and informal Hotel and Tourism partnerships with the help of our partner and advisor, Rodney Fong. Rodney is currently the president of the San Francisco Chamber of Commerce, past head of San Francisco Travel and has also served on the San Francisco Planning Commission. As a result, he has cultivated deep relationships in the city.

About the Competition

Spa Name	Category	Social Culture	Price Range	Co-Ed Experiences	Breadth of Amenities	Modern Design
Alchemy Springs	Modern Bathhouse	✓✓✓✓	$$$	✓	✓✓✓✓✓✓	✓✓✓✓✓✓
Archimedes Banya	Russian Style Bathhouse	✓✓✓✓	$$	✓	✓✓✓✓✓	✓✓
Onsen	Japanese Style Bathhouse	✓✓✓	$$	✓	✓✓✓✓	✓✓✓✓
Kabuki Springs & Spa	Japanese Style Bathhouse	✓✓	$$	Limited Co-ed Days	✓✓✓✓	✓✓✓
Pearl Korean Spa	Korean Style Bathhouse	✓	$$	Women's Only	✓✓✓✓	✓✓
Nob Hill Spa	Day Spa	✓	$$$$	✓	✓✓✓	✓✓✓
Remede at St. Regis	Day Spa	✓	$$$$$	✓	✓✓✓	✓✓✓
Four Seasons	Day Spa	✓	$$$$$	✓	✓✓✓	✓✓✓
Vitale	Day Spa	✓	$$$	✓	✓✓✓	✓✓✓

Burke Williams	Day Spa	✓	$$$	Bath and Thermal Room Facilities Not Co-Ed	✓✓	✓✓✓

About the Team

Anne Nickel Cannady is the CEO of Alchemy Springs and leads the project and the team.[21].

Anne has over 20 years in brand strategy, culture, innovation and immersive experience design with start-ups and leading brands such as Starbucks, Avalon Bay, Choice Hotels, Royal Caribbean, Honda and PayPal. Formerly she was Head of Culture at PayPal, and Head of Employee Experience at Fastly. She's passionate about designing exceptional end-to-end experiences and creating company culture where employees give their best to customers, every day.

Anne will be leading the marketing and partner strategy for Alchemy Springs, designing the end-to-end customer experience in line with the brand, and ensuring we have the strategy and culture to deliver it.

Olle Lundberg is both an investor and the principal architect for Alchemy Springs.[22] Olle is an award winning San Francisco architect having lead projects which include The Slanted Door, Mourad, Twitter's HQ and Hard Water.[23] His role as lead design principal will be to transform this historic spacer into a truly-unique natural urban oasis – a perfect match for his renowned work in natural modernism, sustainability and custom fabrication.

Additional members planned for the team Jon Stein as Community and Membership Director, Kimberly DiVico as Spa Operations Director and Sean Manchester as Hospitality Management Partner and

Jon Stein will oversee the design and management of our individual and corporate membership programs, brand partnerships and community platforms.[24] Working across the Summit Series organization for over a decade, Jon's roles have ranged from managing Summit's Community Team, to building community-focused systems & technology, to supporting the purchase of Summit Powder Mountain, to designing environments that foster deeper meaning, group learning, and authentic connection. When not working, Jon's passion is finding new bathhouses to visit. To date he's visited over 50 bathhouses and bathing establishments globally.

Kimberly DiVico currently runs MoonAcre Spa at the Calistoga Motor Lodge and before that she was Spa Operations Manager for Auberge du Soleil, a Forbes Five Star luxury resort in Napa. She was responsible for all areas of the spa, including operations, financials, marketing, retail sales, guest service, hiring

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[21] https://www.linkedin.com/in/annenickel/
[22] www.lundbergdesign.com/studio
[23] https://www.slanteddoor.com/
[24] https://www.linkedin.com/in/jonathanmstein/

personnel, and developing training programs.[25] She received a 'Manager of the Year' award, and consistently exceeded annual budget goals. Her extensive experience in sales, commitment to wellness and lifelong passion for customer service, makes her a well-balanced leader and an ideal operator for Alchemy.

Sean Manchester is an accomplished entrepreneur and executive with over 20 years of progressive leadership in hospitality and entertainment and held executive positions in some of the top hospitality organizations in the nation, including the Morgan Hotel Group and Ian Schrager Hotels.[26] Sean co-founded Thirtyone Madison - the group behind such San Francisco institutions as WISH bar & lounge, Chambers eat + Drink, MIGHTY, MERCER, and a former partner in the Phoenix Hotel.

Other project partners include:

Michael Yarne, Development Advisor.[27] Yarne brings 19 years experience in San Francisco real estate development, land use and real estate law, public policy and entrepreneurship to the team. As a partner at San Francisco-based BUILD Inc, Yarne oversaw a team of project managers and collectively developed over 2,000 units of multifamily housing. He has served as a senior advisor to two San Francisco mayors, including former Mayor Newsom. Most recently, Yarne was the co-founder of a venture-backed construction technology firm.

Rodney Fong, Advisor, President SF Chamber of Commerce, SF Planning Commission | SF Travel.[28]

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life		Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance		Reduced parking	✓

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[25] https://www.linkedin.com/in/kdivico2007/

[26] https://www.linkedin.com/in/seanmanchester/

[27] https://www.linkedin.com/in/michael-yarne-bb62b17/

[28] https://www.linkedin.com/in/rodney-fong-3899a/

About the Offering

The Company is engaged in two simultaneous offerings of its securities: An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering" and an offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

We plan to use the proceeds of the two offerings to get the Project, Alchemy Springs, to "shovel ready" status: fully approved plans, permits and fixed-price construction contract.

We are trying to raise a maximum of $1,000,000 through the Reg CF offering but we will move forward with the Project and use investor funds if we are able to raise at least $250,000 (the "Target Amount"). If we have not raised at least the Target Amount by December 20th 2021 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

We are trying to raise an additional $2,000,000 through the Reg D Offering. We will move forward with the Project and use investor funds if we are able to raise at least $2,500,000 through either offering or both offerings combined. If we have not raised at least this minimum goal by December 20th 2021, we may terminate the Reg D offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Reg CF Offering is $250. Investments above $250 may be made in $250 increments (e.g., $500 or $1,000, but not $736). An investor may cancel his or her commitment up until 11:59 pm on December 18th 2021 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

The minimum you can invest in the Reg D Offering is $15,000. Investments above $15,000 may be made in $5,000 increments (e.g., $20,000 or $25,000, but not $16,500). If we have raised at least the minimum goal of $1,500,000 we might decide to accept the funds and admit investors to the Company before the Target Date.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal and investments under Reg D are offered by NSSC Crowd LLC.

About the Finances

Total acquisition and development costs are estimated to be just approximately $24.1 million. No bank loans are planned for the development period, although if we identify a Phase 2 investor who is willing to offer a guarantee, we may avail ourselves of a construction loan to reduce the total amount of equity needed for the project. Equity will be raised in two tranches, Phase 1 (the Seed Round) and Phase 2 (Construction and 6 months operating expenses).

Phase 1 (which includes "Pre-Phase 1" activities) will require $3,387,109. Approximately $750,000 of the Phase 1 budget has been funded through a combination of the Manager's prior cash investment in addition to several key consultants converting their fees to equity, which leaves a $2.7M gap to be funded by this side-by-side offering.

Phase 2 will require an additional $20.7 million in funds, of which $480,000 will be rent converted to equity. Accordingly, we plan to raise the remaining $20.2 million through a second Phase 2 equity offering sometime in late 2022/early 2023.

The expected valuation of the final project when complete will be $26.4 million, which includes the total project cost plus the addition of $2.3 million of Sponsor Shares to the capital stack. This represents 8.72% of the total value and is designed to provide the Manager with the equivalent of "sweat equity."

Detailed financing assumptions can be reviewed in Exhibit A: Budget Summary & Capital Stack.

The Company plans on selling or refinancing the project in year seven. For more detail on the operating budget, please review Exhibit B: Operating Pro Forma. Upon stabilization, at the end of year seven, we anticipate that the project will generate $6 million in annual profit.

Investor Return

Once construction is complete and final project costs are confirmed, Phase I investors (investors in this offering) are expected to receive non-promoted profits equivalent to their final percentage ownership of total company shares (based on final project costs) on a quarterly basis. For example, a Phase 1 investor of $202,000 would receive 1% of project profits ($241,000 is 1% of a final $24.1 million project cost). Or a Phase 1 investor of $24,100 would receive 0.1% of project profits.

COVID19 Disclosure

According to a report prepared by PriceWaterhouseCoopers for the International Spa Association, by the end of 2020 the Spa industry had experienced a US$7 billion drop in total revenue, decreasing from US$19.1 billion at year's end in 2019 to US$12.1 billion (an overall 36.4 percent decrease).

Spa visits fell from 192 million in 2019 to 124 million in 2020, while average revenue per visit shifted from US$99.5 to US$97.5. In addition, as of December 2020, 21,560 spa businesses were recorded* compared to 22,430 in December 2019.

As we write this, the spa market is already showing signs of a return to pre-pandemic activity. Encouragingly, the PriceWaterhouseCoopers study showed that, as of January 2021, roughly 305,000 spa employees had returned to US spas, compared to 384,000 spa employees recorded in January 2020. This represents only a 20.6 per cent drop. Again, data showed that day spas fared better in these metrics, as one in two resort/hotel spas (51 per cent) reported a greater than 25 per cent decrease in staff, compared to one in five.[29]

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[29]https://www.spabusiness.com/wellness-news/Study-ISPAs-latest-research-show-signs-of-hope-for-US-spa-industry-recovery/347759.

The total development timeline of Alchemy Springs, from pre-construction and design activities through construction to opening day, is estimated to be three years. By then some analysts believe we'll be closer to or at herd immunity suggesting a pathway back to normal life. [30]

A growing body of research suggests that hydrothermal therapies can be beneficial for mitigating the effects of Covid. For example, a position paper prepared by Professor Marc Cohen for the Global Wellness Institute Hot Springs and Hydrothermal Initiatives in May 2020 (Hydro-Thermal Therapies are Essential for Building Health, Safety and Resilience in the Age of Pandemic), discusses how spa revenue might be impacted if we are hit with another wave/variant of the coronavirus. [31]

We also believe that hospitality business models which maintain diverse revenue streams, like Alchemy Springs, are positioned to adapt to changes in market demand, and this will be paramount to our success. Should we enter a new pandemic, or if the current Covid-19 pandemic continues to linger when Alchemy Springs is ready to open for business, we would explore options to generate revenue through on-line amenities such as retail, food and beverage, 1-1 massage appointments, or small group offerings limited to gathering size restrictions. We would also explore opening our outdoor pools and garden prior to opening indoor amenities.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

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[30] https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/when-will-the-covid-19-pandemic-end#
[31] https://globalwellnessinstitute.org/wp-content/uploads/2020/08/Hydrothermal-Therapy-Discussion-Paper-MC62.pdf

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount	$250,000
Offering Deadline	December 20, 2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the business plan we are conducting two offerings – a Reg CF offering and a Reg D offering. We are seeking to raise a minimum of $250,000 and a maximum of $2,500,000 in both of these offerings combined. If we raise the minimum of $250,000 in the Reg CF offering:

Use of Money	How Much (approximately)
Pre-Funded Lease Payments	$1,493.95
City & Utility Fees	$23,393.48
Architectural & Engineering	$133,565.10
Legal	$8,029.99
Miscellaneous	$48,702.80
Contingency	$21,369.14
TOTAL	**$250,000**

If we raise the maximum goal of $1,000,000 in the Reg CF offering:

Use of Money	How Much (approximately)
Pre-Funded Lease Payments	$59,758.03
City & Utility Fees	$93,573.91
Architectural & Engineering	$534,260.40
Legal	$32,119.94
Miscellaneous	$194,811.18
Contingency	$85,476.54
TOTAL	**$1,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[32] See also the Investment Agreements attached, Exhibit D: Reg CF Investment Agreement and Exhibit E: Reg D Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

---

[32] www.smallchange.co

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated August 03, 2021 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit F: LLC Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners at the end of each calendar quarter or at such other intervals as the Manager may determine. Available Cash will be distributed to the Members (including the Sponsors) in accordance with their respective Investor Shares.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.

- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Currently, Anne Nickel Cannady owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Ms.Nickel Cannady effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500 plus a success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
At the same time as this offering	Rule 506(c)	Preferred Stock	$0	Maximum raise amount is $2 million

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	3 payments over 3-year development & construction period	Michael Yarne	Developer + Equity partner	~4.0% of project cost in cash + 0.5% in an equity stake
Architect fee	Monthly payments over three year development and construction period	Olle Lundberg	Architect + Equity Partner	25% of design fees are converted to equity

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on August 03, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Alchemy Springs Partners LLC was initially formed as a California entity on October 1, 2020 at which time an EIN number was issued. On August 3, 2021, the Company formed a new Delaware entity, using the same name and EIN number, on advice from the IRS, since the underlying ownership and business address remain unchanged.

For this reason we have submitted financial statements for 2020.

Our financial statements are attached as Exhibit I: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit J: Background Checks*.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,000. You can track our progress in raising money under the Reg CF Offering and the Reg D Offering at Small Change on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.alchemysprings.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no other important information.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering becomes effective.

"Test the waters" has not been employed for this offering.

EXHIBIT A: SOURCES AND USES

ALCHEMY SPRINGS - INVESTOR SUMMARY

Start-up Budget (Phase 1)	
Leasing Costs	
Security Deposit	$100,000
Reduced Rent Period	$100,000
Predevelopment	
City & Utility Fees	$313,176
A&E	$1,825,579
Legal	$90,750
Other	
Soft Cost Contingency	$293,901
Miscellaneous	$209,500
Development Fee (Consultant/Advisor)	$500,000
Total Start-Up Costs	**$3,432,906**
Sponsor Shares ("sweat equity")	$2,300,070
Phase 1 Valuation	**$5,732,976**

Total Development Budget (Phase 1 & Phase 2)		
Acquisition/Leasing/Startup Costs		
Security Deposit	$100,000	$6
Reduced Rent Period (2 years from execution date)	$120,000	$8
Accrued & Capitalized Rent (concurrent with Phase 2 close)	$480,000	$30
Regular Rent Period (1.5 years after Capitalized rent ends)	$480,000	$30
Pre-Opening	$2,393,333	$150
Subtotal Acquisition/Leasing Costs	**$3,573,333**	**$224**
Hard Costs		
BCCI Line Item Estimate (w/ 5% GC contigency)	$14,933,040	$937
FF&E	$500,000	$31
Developer Hard Cost Contigency (5%)	$746,652	$47
Subtotal Hard Costs	**$16,179,692**	**$1,016**
Soft Costs		
City & Utility Fees	$578,176	$36
A&E	$2,365,583	$148
Legal	$99,071	$6
Miscellaneous	$215,000	$13
Development Fee	$750,000	$47
Soft Cost Contingency (10%)	$325,783	$20
Subtotal Soft Costs	**$4,333,613**	**$272**
Total Development Budget	**$24,086,638**	**$1,512**
Sponsor Shares ("sweat equity")	$2,300,070	$144
Phase 2 Valuation	**$26,386,708**	**$1,656**

Project Data			
Pre-Phase 1	3 months	Aug 17-Nov 17, 2021 (First 3 months of lease, pre-Close on Phase 1 equity)	
Phase 1	17 months	Nov 18, 2021 to April 17, 2023 (assumes that Phase 2 equity closes at GMP issuance)	
Phase 2 (Construction)	16 months	April 16, 2023 to Aug 15, 2024 (Construction through final Certificate of Occupancy)	
Phase 2 (Pre-funded Operations)	6 months	Aug 16, 2024 (Opening Day) to Feb 15, 2025	
	42 months		

Interior Space: 15,931 GSF — From Planning Department Project Review Application Design Set, dated 09-18-21

PRE-FUNDED LEASE PAYMENTS	Pre-Phase 1	Phase 1	Phase 2	$/GSF	Total Costs
Security Deposit	$100,000	$0	$0		$100,000
Reduced Rent Period (2 years from execution date)	$15,000	$85,000	$20,000		$120,000
Accrued & Capitalized Rent (concurrent with Phase 2 close)	$0	$0	$480,000		$480,000
Regular Rent Period (1.5 years after Capitalized rent ends)	$0	$0	$480,000		$480,000
Subtotal:	$115,000	$85,000	$980,000		$1,180,000
PRE-FUNDED OPEX					
Pre-Doors Open	$0	$0	$793,333		$793,333
Post-Doors Open (~6-months)	$0	$0	$1,600,000		$1,600,000
Subtotal	$0	$0	$2,393,333		$2,393,333
HARD COSTS					
GCCI Estimate (09-22-21) includes 5% GC contingency	$0	$0	$14,933,040	$937	$14,933,040
FF&E (full interior finishes)	$0	$0	$500,000	$31	$500,000
Developer's Contingency	$0	$0	$746,652	$47	$746,652
Subtotal	$0	$0	$16,179,692	$1,016	$16,179,692
SOFT COSTS					
City & Utility Fees					
Fees - Department of City Planning (DCP)	$1,159	$127,411	$0	$8	$128,570
Fees - Department of Building Inspection (DBI) & SFPUC	$0	$154,386	$0	$10	$154,386
Fees - Department of Public Works (DPW)	$0	$1,336	$0	$0	$1,336
Fees - Department of Public Health (DPH)	$0	$3,884	$0	$0	$3,884
Fees - SFPUC (Water & Waste Water)	$0	$0	$100,000	$6	$100,000
Fees - PG&E (Eletrical Service)	$0	$10,000	$150,000	$10	$160,000
Fees - Misc.	$0	$15,000	$15,000	$2	$30,000
Subtotal	$1,159	$312,017	$265,000	$36	$578,176
A&E					
Architect	$5,000	$1,100,000	$388,504	$94	$1,493,504
Landscape Architect	$5,500	$88,000	$23,000	$7	$116,500
Structural Engineer	$5,000	$146,254	$22,400	$11	$173,654
MEP&T	$0	$165,000	$41,200	$13	$206,200
Civil Engineer & Surveyor	$5,000	$32,500	$7,500	$3	$45,000
Accoustical Engineer	$0	$20,000	$7,500	$2	$27,500
Geotechnical Consultant	$0	$21,000	$5,000	$2	$26,000
3D Modeling of As-Built Conditions	$12,900	$0	$0	$1	$12,900
Fire & Life Safety	$2,800	$12,200	$0	$1	$15,000
ADA/Title 24 Compliance	$0	$15,000	$0	$1	$15,000
Pool Consultant	$3,000	$37,000	$1,600	$3	$41,600
Spa & Sauna Consultant	$0	$40,000	$15,000	$3	$55,000
Living Walls & Horticulture	$5,000	$30,000	$10,000	$3	$45,000
Lighting Design	$0	$23,500	$5,000	$2	$28,500
Facade & Interior Waterproofing Consultant	$0	$17,000	$3,000	$1	$20,000
Historic Resource Consultant	$0	$5,000	$0	$0	$5,000
Construction Cost Estimation	$5,000	$0	$0	$0	$5,000
Permit Expeditor	$0	$20,000	$10,000	$2	$30,000
Outreach/Addresses/Labels	$425	$1,500	$0	$0	$1,925
Environmental/Phase 1	$2,500	$0	$0	$0	$2,500
Subtotal	$52,125	$1,773,954	$599,504	$148	$2,365,583
Legal					
Legal - Lease	$13,321	$0	$0	$1	$13,321
Legal - Corporate/IV/Securities	$10,000	$50,000	$0	$4	$60,000
Legal - Land Use & City Permit Support	$0	$20,000	$5,000	$2	$25,000
Prelim Title Report, Recording Memo of Lease, Misc.	$750	$0	$0	$0	$750
Subtotal	$24,071	$70,000	$5,000	$6	$99,071
Miscellaneous					
Marketing/PR for Equity Raise	$17,000	$0	$0	$1	$17,000
3rd Party Analyst/Proforma Services (APRE)	$10,500	$10,500	$5,500	$2	$26,500
Small Change Reg CF & Reg D Offering	$7,500	$60,000	$0	$4	$67,500
Phase 1 Fundraising Incentives	$0	$104,000	$0	$7	$104,000
Subtotal	$35,000	$174,500	$5,500	$13	$215,000
Development Fee (for PM Consultant/Advisor)	$30,000	$470,000	$250,000	$47	$750,000
Soft Cost Contingency	$11,236	$233,047	$81,500	$20	$325,783
SOFT COSTS TOTAL	$153,591	$3,033,518	$1,146,504	$272	$4,333,613
HARD & SOFT COSTS TOTAL	$153,591	$3,033,518	$17,326,196	$1,288	$20,513,305
TOTAL PROJECT COST (BEFORE DEBT)	$268,591	$3,118,518	$20,699,529	$1,512	$24,086,638
FINANCING COSTS					
Fees	$0	$0	$0	$0	$0
Loan - Construction	$0	$0	$0	$0	$0
Capitalized Interest	$0	$0	$0	$0	$0
Loan - Business Loan (Take Out Construction, if any)	$0	$0	$0	$0	$0
Subtotal	$0	$0	$0	$0	$0
	Pre-Phase 1	Phase 1	Phase 2	$/GSF	Total Costs
TOTAL PROJECT COST (AFTER DEBT)	$268,591	$3,118,518	$20,699,529	$1,512	$24,086,638

EXHIBIT B: OPERATING PROFORMA

ALCHEMY SPRINGS - 5 YEAR PRO FORMA

Year	Year 4 Sep-25	Year 5 Sep-26	Year 6 Sep-27	Year 7 Sep-28	Year 8 Sep-29	Year 9 Sep-30	Year 10 Sep-31	Year 11 Sep-32	Year 12 Sep-33	Year 13 Sep-34
Baths/Saunas Revenues	$3,442,090	$4,983,494	$6,573,034	$8,274,782	$9,297,846	$9,576,782	$9,864,085	$10,160,008	$10,464,808	$10,778,752
Bath Upgrades	$722,249	$909,231	$1,031,645	$1,052,294	$1,083,863	$1,116,379	$1,149,871	$1,184,367	$1,219,898	$1,256,495
Spa Treatment Revenues	$2,549,114	$2,625,587	$3,906,290	$4,023,479	$4,144,183	$4,268,508	$4,396,564	$4,528,461	$4,664,314	$4,804,244
Wet Treatment Revenue	$141,617	$145,866	$210,339	$340,448	$350,662	$361,181	$372,017	$383,177	$394,673	$406,513
Café Basic Juice / Tea Lounge	$389,448	$401,131	$413,165	$518,410	$533,962	$549,981	$566,480	$583,475	$600,979	$619,008
Monthly Membership	$573,682	$590,892	$685,564	$716,431	$737,924	$760,062	$782,864	$806,350	$830,540	$855,457
Private Rental Fees	$49,173	$67,531	$139,113	$379,508	$184,481	$190,016	$195,716	$201,587	$207,635	$213,864
Retail Store	$664,815	$684,760	$727,004	$748,814	$771,278	$794,417	$818,249	$842,797	$868,081	$894,123
Total Revenues	**$8,532,187**	**$10,388,491**	**$13,686,204**	**$15,853,767**	**$17,104,200**	**$17,617,326**	**$18,145,846**	**$18,690,221**	**$19,250,928**	**$19,828,456**
PG&E	$115,394	$116,548	$117,713	$118,890	$120,079	$121,280	$122,493	$123,718	$124,955	$126,204
Water	$51,515	$52,030	$52,551	$53,076	$53,607	$54,143	$54,684	$55,231	$55,783	$56,341
Supplies (bathhouse/spa) includes Retail	$161,029	$232,203	$307,504	$387,133	$434,974	$448,023	$461,464	$475,308	$489,567	$504,254
Café Opex (estimate 25% margin)	$311,031	$340,962	$351,192	$440,648	$453,388	$467,484	$481,508	$495,953	$510,832	$526,157
Total Utilities & Supplies	**$658,968**	**$741,743**	**$828,958**	**$999,727**	**$1,062,528**	**$1,090,930**	**$1,120,149**	**$1,150,210**	**$1,181,138**	**$1,212,957**
Salary	$2,271,474	$2,296,209	$2,390,607	$2,982,047	$3,011,868	$3,041,988	$3,072,406	$3,103,130	$3,134,162	$3,165,503
Payroll Taxes	$116,045	$117,206	$122,313	$128,836	$130,125	$131,426	$132,740	$134,068	$135,408	$136,762
Health Insurance	$146,651	$146,101	$163,058	$187,677	$189,554	$191,448	$193,364	$195,297	$197,250	$199,223
Total Payroll	**$2,534,174**	**$2,559,515**	**$2,676,878**	**$3,298,560**	**$3,331,546**	**$3,364,861**	**$3,398,510**	**$3,432,495**	**$3,466,820**	**$3,501,488**
Phone	$12,364	$12,487	$12,612	$12,738	$12,866	$12,994	$13,124	$13,255	$13,388	$13,522
Software Support	$618	$624	$631	$637	$643	$650	$656	$663	$669	$676
Cleaning/Facilities contract	$123,636	$124,872	$126,121	$127,382	$128,656	$129,943	$131,242	$132,555	$133,880	$135,219
Pool Maintenance	$43,273	$43,705	$44,142	$44,584	$45,030	$45,480	$45,935	$46,394	$46,858	$47,327
Laundry (outsource)	$16,485	$16,650	$16,816	$16,984	$17,154	$17,326	$17,499	$17,674	$17,851	$18,029
Water dispensers	$14,434	$14,588	$14,734	$14,881	$15,010	$15,160	$15,312	$15,465	$15,619	$15,776
PR and Marketing	$247,272	$249,745	$252,242	$254,765	$257,312	$259,886	$262,484	$265,109	$267,760	$270,438
Professional Services Fees	$51,515	$52,030	$52,551	$53,076	$53,607	$54,143	$54,684	$55,231	$55,783	$56,341
Insurance	$18,545	$18,731	$18,918	$19,102	$19,238	$19,491	$19,686	$19,883	$20,082	$20,283
Total SG&A	**$528,132**	**$533,414**	**$538,748**	**$544,135**	**$649,577**	**$555,072**	**$560,623**	**$566,229**	**$571,892**	**$577,611**
Annual Rent	$309,000	$318,270	$327,818	$337,653	$347,782	$358,216	$368,962	$380,031	$391,432	$403,175
FF&E Reserve	$42,661	$51,942	$48,431	$79,249	$85,521	$88,087	$90,729	$93,451	$96,255	$99,142
Property Taxes	$106,584	$109,781	$113,075	$116,467	$119,961	$123,560	$127,267	$131,085	$135,017	$139,068
Total Other Expenses	**$458,245**	**$479,994**	**$509,324**	**$533,389**	**$553,264**	**$569,862**	**$586,958**	**$604,567**	**$622,704**	**$641,385**
Total Expenses	**$4,179,519**	**$4,314,666**	**$4,753,908**	**$5,375,812**	**$5,496,915**	**$5,580,726**	**$5,666,241**	**$5,753,502**	**$5,842,553**	**$5,933,441**
Net Operating Income	**$4,352,668**	**$6,073,826**	**$8,932,297**	**$10,477,955**	**$11,607,285**	**$12,036,600**	**$12,479,605**	**$12,936,720**	**$13,408,375**	**$13,895,015**

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Company Might Sell the Project: To obtain all of the tax advantages associated with qualified opportunity zone funds, the Company will be required to hold the Project for at least 10 years. If the Manager decides to sell the Project before it has been held for 10 years – a decision that could make economic sense – some of the tax benefits anticipated by Investors would be lost.

Extended Holding Period: To obtain all of the tax advantages associated with QOZFs, an Investor will be required to hold his or her investment in the Company for at least 10 years. Ten years is a long investment horizon. Among other things, a divorce, the loss of a job, or another life-changing event could make an Investor want to sell his or her LLC Interest in the Company to generate cash (liquidity). Even if the Investor were able to sell his or her LLC Interest, he or she would lose significant tax benefits.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

Inability to Attract and/or Retain Members and Customers. The Company will face significant challenges attracting and retaining members and customers. These challenges could include:

- Competition from other bath houses and spas

- Changes in economic conditions could reduce demand

- Existing members might not renew their memberships

- The Company might have to make further substantial improvements to the property to remain competitive

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founder, Anne Nickel Cannady. Ms. does not have significant management training or experience.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers a limited number of services, making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Anne Nickel Cannady will manage all aspects of the Company and its business. Furthermore, if Ms. Nickel Cannady or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future, in addition to the planned Phase 2 raise for construction and start-up capital, to fund new product development, expand operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021, by and between Alchemy Springs Partners LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by the Delaware law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in San Francisco unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at anne@alchemysprings.com.. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

By **Mountain Lion Ventures**

By: _____

    Anne Nickel Cannady, Manager

EXHIBIT E: REG D INVESTMENT AGREEMENT

This is an Agreement, entered into on _____ 2021, by and between Alchemy Springs Partners, LLC, a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms.**

   Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LLC Interest.**

   2.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   2.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3. **No Right to Cancel.**

   You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LLC Interest.

4. **Our Right to Reject Investment.**

   In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

6. **Your Promises.**

You promise that:

6.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

6.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

6.4. **Accredited Investor.** At least one of the following two statements is true:

FIRST STATEMENT: You are an individual and either:

   (1) Your net worth, excluding your principal residence, is at least $1,000,000; or

   (2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

   (3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

SECOND STATEMENT: You are otherwise an "accredited Investor" within the meaning of 17 CFR §230.501(a).

6.5. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

6.8. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.9. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.10. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.11. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

6.12. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.13. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

6.14. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.15. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

6.16. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

6.17. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

7. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

9. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

10. **Governing Law.**

Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law

11. **Arbitration.**

11.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in San Francisco unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.**

 You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13. **Notices.**

All notices between us will be electronic. You will contact us by email at anne@alchemysprings.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Miscellaneous Provisions.**

16.1.   **No Transfer**. You may not transfer your rights or obligations.

16.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3.   **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4.   **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

16.5.   **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

By: Mountain Lion Ventures LLC.

By: _____

   Anne Nickel Cannady, Manager

EXHIBIT E: LLC AGREEMENT

This is an Agreement, entered into effective on _____, by and among Alchemy Springs Partners LLC, a Delaware limited liability company (the "Company"), Mountain Lion Ventures, LLC, a California limited liability company (the "Manager"), the Sponsors (defined below) and the persons who are admitted to the Company (the "Investor Members"). The Sponsors and the Investor Members are collectively referred to as "Members" in this Agreement.

Background

I.   The Manager formed the Company, and along with Olle Lunderg (each, a "Sponsor," and collectively the "Sponsors"), each has made substantial monetary and non-monetary contributions of value to the Company and thereby acquired their Investor Shares (defined below). Some or all of the Investor Members acquired their Investor Shares in the Company through www.SmallChange.com (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

III.   Any terms capitalized but not defined herein shall have the meanings assigned to them in other related documents (the "Investment Documents") provided by the Company and the Site. These recitals are incorporated by reference into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "Alchemy Springs Partners LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to build and operate a communal bath house in San Francisco, California (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable, including working with a parallel investor or affiliate to obtain any additional capital or resources necessary to complete the Project or fulfill its objectives.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such

other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Each Investor Member has made a capital contribution to the Company pursuant to that certain investment agreement executed by such Investor Member and provided with the Investment Documents (the "Investment Agreement"). The capital contributions of the Sponsors and the Investor Members are referred to as the "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the Investor Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution,

no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: INVESTOR SHARES; CAPITAL ACCOUNTS**

3.1.   **Investor Shares**. The limited liability company interests of the Company shall consist of "Investor Shares." Initially, the Investor Shares of each Member shall be proportionate to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Investor Shares of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Investor Shares of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other intervals as the Manager may determine in its reasonable discretion, the Company will distribute its Available Cash to the Members (including the Sponsors) in accordance with their respective Investor Shares.

4.1.2.   **Definition**. "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

4.1.3.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate

then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.4. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.5. **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.6. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.7. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained

advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and property of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members consistent with the terms of this Agreement; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Project and the Company; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions consistent with Sections 4.1.1 and 4.1.4 and the other applicable terms of this Agreement; (vii) determine the information to be provided to the Members consistent with the Act; (viii)

grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Property or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Investor Shares.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**.

5.8.1.   **Acquisition Fee**. The Manager will not be paid an acquisition fee.

5.8.2.   **Asset Management Fee**. The Manager will not be paid an asset management fee.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever,

including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or

may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person

recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each

fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Investor Shares in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any

Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF INVESTOR SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Investor Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Investor Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Investor Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Investor Shares (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Investor Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty

(30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Investor Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended;

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation); and

(d)   Consistent with 8.1.5 (a) – (c), (i) a transferor shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Investor Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section, except where expressly allowed by law or an enforceable and validly issued court order, shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Investor Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Investor Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly formed corporation equivalent to his or its Investor Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Investor Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6. **Resigning as Member**. An Investor Member may resign from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Investor Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby resigning from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date

designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible to permit distributions in cash, but such liquidation shall be made in an orderly manner to avoid undue losses attendant upon liquidation. If in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor

Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by and through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11.   **ARTICLE ELEVEN: MISCELLANEOUS**

11.1.   **Amendments**.

11.1.1.   **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2.   **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2.   **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3.   **Assignment by Sponsor**. Sponsor may assign its Investor Shares and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6.   **Governing Law**. **Arbitration.**

11.6.1. **Governing Law**. This Agreement shall be governed by the Delaware law, without taking into account principles of conflicts of law.

11.6.2. **Right to Arbitrate Claims**. If any kind of legal claim arises hereunder, either of the parties will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, no party will invoke its right to arbitrate a claim brought in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, the parties have the right to seek an injunction in court.

11.6.3. **Place of Arbitration; Rules**. All arbitration will be conducted in San Francisco unless the parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.6.4. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, the parties may appeal the award for reconsideration by a three-arbitrator panel. In event of any appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.6.5. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.6.6. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11.7. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully executed original.

11.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Alchemy Springs Partners, LLC

By: Mountain Lion Ventures, LLC, As Manager

By /s/ Anne Nickel Cannady

Anne Nickel Cannady

EXHIBIT G: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT H: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or

its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT I: FINANCIAL STATEMENTS

SILVERMAN, KRANTZ & PORTER
AN ACCOUNTANCY CORPORATION

ROBERT H. KRANTZ, C.P.A.
GREGORY S. PORTER, C.P.A.

4640 GEARY BOULEVARD
SAN FRANCISCO, CALIFORNIA 94118
TELEPHONE (415) 668-5550
FAX (415) 668-3069
www.estprofit.com

RICHARD E. SILVERMAN, C.P.A. (1928-1984)
DONALD I. SILVERMAN, C.P.A. (1954-1991)

Independent Accountant's Review Report

To the Member
Alchemy Springs Partners LLC
San Francisco, California

We have reviewed the accompanying financial statements of Alchemy Springs Partners LLC which comprise the statement of assets, liabilities, and member's equity – tax basis as of December 31, 2020, and the related statements of revenues and expenses – tax basis, and cash flows – tax basis for the year then ended December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by Alchemy Springs Partners LLC as part of their offering disclosure.

Managements' Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

Basis of Accounting

We draw attention to Note B of the financial statements, which describe the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The company uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

Silverman, Krantz & Porter

San Francisco, California

August 16, 2021

Alchemy Springs Partners LLC
Statement of Assets, Liabilities, and Member's Equity - Tax Basis
December 31, 2020

(Unaudited)

ASSETS

Current Assets	$	0.00
Fixed Assets		0.00
Other Assets		
Organization Costs		356.95
Pre-Opening Expenses		18,434.64
Trademark		723.00
Total Other Assets		19,514.59
TOTAL ASSETS	$	19,514.59

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	$	0.00
Long-Term Liabilities		0.00
Total Liabilities		0.00
Member's Equity		
Capital Contribution		23,915.19
Net (Loss)		(4,400.60)
Total Member's Equity		(19,514.59)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,514.59

Alchemy Springs Partners LLC
Statement of Revenues and Expenses - Tax Basis
For the year ended December 31, 2020

(Unaudited)

Revenue	$	0.00
Operating Expenses		
Dues & Subscriptions		493.40
Meals & Entertainment		1,770.00
Franchise Tax Expense		800.00
Office Expense		324.65
Postage		1,012.55
Total Operating Expenses		4,400.60
Net (Loss)	$	(4,400.60)

Alchemy Springs Partners LLC
Statement of Cash Flows - Tax Basis
For the year ended December 31, 2020

(Unaudited)

Cash flows from operating activities		
Net Income	$	(4,400.60)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in other assets		(19,514.59)
Total adjustments		(19,514.59)
Net cash (used) by operating activities		(23,915.19)
Cash flow from financing activities:		
Capital Contribution		23,915.19
Net cash provided by financing activities		23,915.19
Net increase in cash and equivalents		0.00
Cash and equivalents at beginning of year		0.00
Cash and equivalents at end of year	$	0.00

(Unaudited)

Note A – Nature of Operations

The company was originally organized on October 2, 2020 pursuant to the Limited Liability Company Act of the State of California. The company also registered with the State of Delaware on August 3, 2021 pursuant to the Limited Liability Company Act. The purpose of the company is to rehab a property on 939 Post Street in San Francisco, California into a communal bathhouse and spa. In carrying on its business, the company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The company prepares its financial statements on the income tax basis of accounting.

Income Taxes

The company is treated as a partnership for Federal and California income tax purposes. No provision has been made for federal and state income taxes as these taxes are the responsibility of the partners.

Organization and Pre-Opening Costs

Costs incurred in connection with the company formation and start-up period will be expensed up to $5,000 and the remaining costs will be amortized over a period of 180 months, beginning with the month in which the business opens.

EXHIBIT J: BACKGROUND CHECKS

 

1. Name of covered person: Alchemy Springs Partners LLC
2. Date: August 5, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Alchemy Springs Partners LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

Page 1 of 2

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

Page 2 of 2

 

1. Name of covered person: Anne Margaret Nickel Cannady
2. Date: August 5, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Anne Margaret Nickel Cannady is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

Page 1 of 2

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

 

1. Name of covered person: Mountain Lion Ventures LLC
2. Date: August 5, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Mountain Lion Ventures LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

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1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com